                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                    FORM 11-K

                                  ANNUAL REPORT






                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1999




                        ROCKWELL RETIREMENT SAVINGS PLAN
                              FOR CERTAIN EMPLOYEES



                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL RETIREMENT
SAVINGS PLAN FOR CERTAIN EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                              PAGE NO.
                                                                                                              --------
INDEPENDENT AUDITORS' REPORT                                                                                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                                    2

   Statements of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999, and the
     Three Months Ended December 31, 1998                                                                         3

   Notes to Financial Statements                                                                                  4

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes at End of Year December 31, 1999                              10



SIGNATURE                                                                                                       S-1

EXHIBIT:

   Independent Auditors' Consent                                                                                S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell Retirement Savings Plan
  for Certain Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Retirement Savings Plan for Certain Employees (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and for the three months ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the three months ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule as of December 31, 1999 listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000

ROCKWELL RETIREMENT
SAVINGS PLAN FOR CERTAIN EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

ASSETS                                                     1999             1998
                                                       ------------     ------------
INVESTMENTS:
  Master Defined Contribution Trust                    $ 10,854,725     $  9,340,542
  Loan fund                                                 176,888           90,858
                                                       ------------     ------------

          Total investments                              11,031,613        9,431,400
                                                       ------------     ------------

RECEIVABLES - Income                                          2,983               26
                                                       ------------     ------------

          Total assets                                   11,034,596        9,431,426
                                                       ------------     ------------
LIABILITIES

Transfer payable                                                 --        2,784,988
                                                       ------------     ------------

TOTAL NET ASSETS AVAILABLE  FOR BENEFITS               $ 11,034,596     $  6,646,438
                                                       ============     ============


See notes to financial statements.

ROCKWELL RETIREMENT
SAVINGS PLAN FOR CERTAIN EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND THREE MONTHS ENDED
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                    1999                      1998
                                                                                -----------               -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                                                           $ 6,646,438               $ 7,140,741
                                                                                -----------               -----------

INCOME:
  Earnings from investments:
    Net earnings in Master Defined Contribution Trust                             2,522,891                 1,445,814
    Interest                                                                          7,684                        --
                                                                                -----------               -----------

          Total earnings from investments                                         2,530,575                 1,445,814
                                                                                -----------               -----------
  Contributions:
    Employer                                                                        490,504                    89,868
    Employee                                                                      2,694,643                   852,241
                                                                                -----------               -----------

          Total contributions                                                     3,185,147                   942,109
                                                                                -----------               -----------

          Total income                                                            5,715,722                 2,387,923
                                                                                -----------               -----------

EXPENSES:
  Payments to participants or beneficiaries                                         195,044                    97,945
  Administrative expenses                                                            16,333                        --
                                                                                -----------               -----------

           Total expenses                                                           211,377                    97,945
                                                                                -----------               -----------

NET INCOME                                                                        5,504,345                 2,289,978
                                                                                -----------               -----------
NET TRANSFERS FROM THE PLAN                                                      (1,116,187)               (2,784,281)
                                                                                -----------               -----------

NET INCREASE (DECREASE)                                                           4,388,158                  (494,303)
                                                                                -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                                                 $11,034,596               $ 6,646,438
                                                                                ===========               ===========


See notes to financial statements.

ROCKWELL RETIREMENT
SAVINGS PLAN FOR CERTAIN EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999 AND
THREE MONTHS ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The following brief description of the Rockwell International Corporation Savings Plan for Certain Employees (the "Plan"), as in effect on December 31, 1999, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. General - The Plan is a defined contribution savings plan sponsored by Rockwell International Corporation ("Rockwell"). The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. serves as trustee for the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Note 5 which describes changes to the Plan.

        Participants in the Plan may invest in any of the following investment funds:

            Stable Value Fund - Invests in insurance contracts and fixed income securities.

            Aggregate Bond Index Fund- Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

            Balanced Fund - Invests in a diversified mix of fixed income and equity securities.

            Diversified Fund - Invests principally in common stocks and convertible securities.

            S&P 500 Index Fund - Invests principally in the stocks of companies that comprise the Standard & Poors 500 Index.

            Mid Cap Equity Fund - Invests principally in equity securities of companies with medium market capitalizations.

            International Equity Fund - Invests principally in equity securities of companies located outside the United States.

            Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

        Other funds of the Plan include:

            Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

            Stock Funds C and D - Hold the common stock of The Boeing Company ("Boeing"). See Note 5.

            Stock Funds E and F - Hold the common stock of Meritor Automotive, Inc. ("Meritor").

            Stock Funds G and H - Hold the common stock of Conexant Systems, Inc. ("Conexant"). See Note 5.

            Guaranteed Return Fund - Invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.

            Loan Fund - Represents outstanding participant loan balances.

        Stock Funds C, D, E, F, G, H and the Guaranteed Return Fund are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to Stock Fund A or the Stable Value Fund.

    b. Participation - Participation in the Plan is extended to certain employees within Rockwell's Collins Radio Division who are eligible to participate, as defined in the Plan document. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals between 1% and 16% of their base compensation, as defined in the Plan document.

    c. Investment Elections - Participants may elect to have participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis.

        Participants' contributions to the Guaranteed Return Fund are invested in contracts with John Hancock Mutual Life Insurance Company and the Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. The crediting interest rates for the contracts ranged from 5.82% to 6.70% and 5.84% to 6.47%, at December 31, 1999 and 1998, respectively.

        Upon expiration of a Guaranteed Return Fund contract (GIC), the funds invested in the GIC are automatically transferred into the Stable Value Fund. If a participant who has an interest in an expiring GIC does not want to invest these funds in the Stable Value Fund, then the participant may elect to transfer these funds to any other employee investment funds within the Plan that are available for contribution.

    d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in the Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

    e. Employer Contributions - During 1999, Rockwell contributed to the Plan an amount equal to 70% of the participants' contributions up to a maximum of $350. During 1998, the Company contributed to the Plan an amount equal to 100% of the participants' contributions up to a maximum of $500 per year. Rockwell contributions are made to Stock Fund A.

    f. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after five years of vesting service. Until a participant reaches five years of vesting service, the participant is not vested in amounts related to Rockwell contributions.

    g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

    h. Loans - A participant may obtain a loan in the amount as defined in the plan document (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Loans are secured by the balances in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have two outstanding loans at a time.

    i. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

    j. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

        Upon termination of employment, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum.

        Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contribution) in the form of a lump sum or in annual installment payments for up to 10 years.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. The loan fund is stated at cost which approximates fair value. See Note 3.

    b. Expenses - Plan expenses are paid by Rockwell as provided in the Plan document.

    c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.  MASTER DEFINED CONTRIBUTION TRUST

    At December 31, 1999 and 1998, with the exception of the participant loan fund, all of the Plan's investment assets were held in the Master Defined Contribution Trust ("Master Trust") account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

    The investment accounts of the Master Trust are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust are discussed in
    Note 1.

    The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                   1999               1998
                                              --------------     --------------
Cash and equivalents                          $   57,771,160     $   74,351,351
U.S. Government securities                                --         20,395,583
Corporate bonds and debentures                    42,402,523        135,081,333
Common stocks                                  4,428,191,177      2,852,241,039
Mutual funds                                     503,123,568                 --
Stable Value Fund                                547,797,792                 --
Guaranteed investment contracts                  147,012,701        406,115,361
Accrued income                                     4,091,896          4,125,316
                                              --------------     --------------

        Net assets available for benefits     $5,730,390,817     $3,492,309,983
                                              ==============     ==============

The net earnings of the Master Trust for the year ended December 31, 1999 and for the three months ended December 31, 1998 is summarized as follows:


                                                       1999                 1998
                                                  ---------------      ---------------
Interest                                          $    49,441,701      $     9,077,572
Dividends                                              57,083,001           14,634,976
Net (depreciation) appreciation in fair value
of investments:
  U.S. Government securities                             (375,707)            (359,299)
  Corporate bonds and debentures                       (1,899,587)            (478,179)
  Common stocks                                     2,074,314,661          631,683,979
  Mutual Funds                                        151,108,840                   --
  Other                                                  (392,165)                  --
                                                  ---------------      ---------------

           Net earnings                           $ 2,329,280,744      $   654,559,049
                                                  ===============      ===============


    The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at both December 31, 1999 and 1998. While the Plan participates in the Master Trust, the investment portfolio is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 1999 and 1998, respectively.

4.  TAX STATUS

    The Plan has not yet obtained a tax determination letter, however, Rockwell believes that the Plan, as in effect on December 31, 1999, was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualified under Section 401(a) and the related trust was tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.


5.  CHANGES IN THE PLAN

    Effective January 1, 1998, participants may elect to transfer all or a portion of their account balances in Boeing Stock Funds C and D to other investment funds within the Plan. Special rules apply on which funds are available for transfer.

    On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held by Stock Funds A and B as of the distribution date. The Conexant shares were received on January 4, 1999 by Stock Funds G and H, which were established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distribution allocation of the shares (one share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balances in Stock Funds G and H to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

    In connection with the Conexant spin-off, account balances totaling approximately $1.1 million relating to Conexant participants of the Plan were transferred into a Conexant savings plan in April 1999. In addition, effective January 1, 1999, the Cedar Rapids Offsite employee group participants of the Plan, and their related account balances, transferred into the Allen-Bradley Savings and Investment Plan for Hourly Employees. This amount is recorded as a transfer payable on the statement of net assets available for benefits at December 31, 1998. As a result, represented hourly employees of Rockwell's Collins Radio Division remain in the Plan as the sole participant group.

    Effective January 1, 1999, the Plan changed its year-end from September 30 to December 31.

    In August 1999, Rockwell and certain union groups approved a series of changes to the Plan that became effective on October 1, 1999. These changes include increasing to 16% the percentage of employee compensation eligible to be contributed to the Plan, increasing the investment options available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans, etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Plan document for more information on these changes.

                                   * * * * * *

ROCKWELL INTERNATIONAL CORPORATION
SAVINGS PLAN FOR CERTAIN EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR DECEMBER 31, 1999
--------------------------------------------------------------------------------

   COLUMN A              COLUMN B                       COLUMN C                COLUMN D           COLUMN E

                                               DESCRIPTION OF INVESTMENT,
                    IDENTITY OF ISSUER,        INCLUDING COLLATERAL, RATE
                    BORROWER, LESSOR OR        OF INTEREST, MATURITY DATE,                          CURRENT
                      SIMILAR PARTY              PAR OR MATURITY VALUE            COST               VALUE
-------------      ---------------------       ---------------------------      --------          -----------
       *           Wells Fargo, N.A.            Master Defined
                                                Contribution Trust              $7,964,750        $10,854,725

       *           Various participants         Participant Loans; prime rate
                                                plus 1%, due 2000 to 2009          176,888            176,888
                                                                                ----------        -----------

                          Total investments                                     $8,141,638        $11,031,613
                                                                                ==========        ===========



* Party-in-interest.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



ROCKWELL RETIREMENT
SAVINGS PLAN FOR CERTAIN EMPLOYEES




By
  --------------------------------
        Alfred J. Spigarelli
         Plan Administrator



Date:  June 23, 2000

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation Form S-8 and the Prospectus related thereto of our report dated June 23, 2000, appearing in this Annual Report on Form 11-K of the Rockwell Retirement Savings Plan for Certain Employees for the year ended December 31, 1999.





Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000









                                       S-2